                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       or

               ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ___________________

                          Commission file number 1-2360

                      IBM TAX DEFERRED SAVINGS PLAN 401(K)
                            (Full title of the plan)

                       Director of Compensation & Benefits
                          Capital Accumulation Programs
                                 IBM Corporation
                                Old Orchard Road
                             ARMONK, NEW YORK 10504
                              (Address of the plan)

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
          (Name of issuer of the securities held pursuant to the plan)

                                New Orchard Road
                             ARMONK, NEW YORK 10504
                (Address of issuer's principal executive office)

                              REQUIRED INFORMATION


                                                                                                      PAGE
CONSENT OF INDEPENDENT ACCOUNTANTS                                                                     3
REPORT OF INDEPENDENT ACCOUNTANTS                                                                      4



FINANCIAL STATEMENTS:


Statement of Net Assets Available for Plan Benefits as of
   December 31, 1999 and December 31, 1998                                                             5
Statement of Changes in Net Assets Available for Plan Benefits
   for the year ended December 31, 1999                                                                6
Notes to Financial Statements                                                                          7



SUPPLEMENTARY SCHEDULES:


Schedule I  - Item 27a - Assets Held for Investment Purposes
   at December 31, 1999                                                                               21
Schedule II - Item 27d - Schedule of Reportable Transactions                                          24


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            IBM TAX DEFERRED SAVINGS PLAN 401(K)
                                            ------------------------------------
                                                      (Name of Plan)


Dated: June 28, 2000                         BY:      /s/ M. Loughridge
                                                --------------------------------
                                                        M. Loughridge
                                                 (Vice President and Controller)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration Nos. 333-09055 and 33-33590) of the IBM Tax Deferred Savings Plan 401(k) of our report dated June 26, 2000 appearing on page 4 of this Annual Report on Form 11-K for the year ended December 31, 1999.





PricewaterhouseCoopers LLP


1301 Avenue of the Americas
New York, NY 10019
June 26, 2000

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of the International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM Tax Deferred Savings Plan 401(k)

In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan 401(k) at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP



1301 Avenue of the Americas
New York, NY 10019
June 26, 2000

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                      IBM TAX DEFERRED SAVINGS PLAN 401(K)
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

(Dollars in thousands)


At December 31:                                    1999                   1998
                                                   ----                   ----
Assets:
Investments at fair value (See Note 6)           $20,952,226          $17,130,814
Receivables:
   Income and sales proceeds receivable                2,803                3,056
   Loans receivable                                  315,751              301,706
                                                 -----------          -----------
        Total assets                              21,270,780           17,435,576

Liabilities:
Expenses payable                                       2,024                  226
Investments purchased                                   --                  9,552
                                                 -----------          -----------
        Total liabilities                              2,024                9,778

Net assets available for plan benefits           $21,268,756          $17,425,798
                                                 ===========          ===========


 (The accompanying notes are an integral part of this financial statement.)

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                      IBM TAX DEFERRED SAVINGS PLAN 401(K)
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

(Dollars in  thousands)

ADDITIONS:
Participant contributions                              $   918,831
Employer contributions                                     270,574
Transfers from other benefits plans, net                   407,329
Interest and dividend income from investments              361,494
Net appreciation in fair value of investments            2,696,975
                                                       -----------
   Total additions                                       4,655,203

DEDUCTIONS:
Distributions to participants                              797,232
Administrative expenses                                     15,013
                                                       -----------
    Total reductions                                       812,245

Net increase in net assets during the year               3,842,958

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                     17,425,798
                                                       -----------
  End of year                                          $21,268,756
                                                       ===========



(The accompanying notes are an integral part of this financial statement.)

                   INTERNATIONAL BUSINESS MACHINES CORPORATION

                      IBM TAX DEFERRED SAVINGS PLAN 401(K)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the International Business Machines Corporation
(IBM) Tax Deferred Savings Plan 401(k) (the Plan) provides only general information. Participants should refer to the Plan prospectus for a complete description of the Plan's provisions. Effective July 1, 1999, the name of the Plan was changed to the IBM Tax Deferred Savings Plan (TDSP) 401(k) from the IBM Tax Deferred Savings Plan. This was a change in name only and does not impact the tax status or operation of the Plan.

GENERAL:

The Plan was established by resolution of IBM's Retirement Plans Committee (the Committee) effective July 1, 1983 and is held in trust for the benefit of its participants. The Plan offers all qualifying active regular and part-time employees of IBM and certain of its domestic related companies and partnerships an opportunity to defer from one to fifteen percent of their eligible compensation for contribution to any of eleven investment funds subject to the legal limit allowed by Internal Revenue Service (IRS) regulations. The investment objectives of these funds are described in Note 3. Effective July 1, 2000, ten additional investment funds will become available to Plan participants (see Note 8 - Subsequent Events on page 20).

The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION:

The Plan is administered by the Committee which appointed officials of IBM to assist in administering the Plan. The Committee also appointed, effective November 1, 1999, State Street Corporation as Trustee to safeguard the assets of the funds, and State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company, and other investment managers to direct investments in the various funds (for additional information on investment managers by fund see Note 3 - Description of Investment Funds on pages 12 through 15). Before November 1, 1999, Bankers Trust Company, a subsidiary of Deutsche Bank AG, was Plan Trustee as well as investment manager for several of the Plan's funds. Metropolitan Life Insurance Company provides recordkeeping, participant services and communications services, and operates the TDSP Service Center in Nashville, Tennessee.

CONTRIBUTIONS AND PARTICIPANTS' EQUITY:

IBM contributes to the Plan fifty percent of each participant's elected deferral up to a maximum of six percent of a participant's annual eligible compensation. Eligible compensation includes regular salary, commissions, overtime, shift premium and similar additional compensation payments, recurring payments under any form of variable compensation plan, regular Sickness and Accident Income Plan payments, holiday, and vacation pay.

Participants may choose to have their contributions invested entirely in one of, or in any combination of, the following funds in five percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Stable Value Fund, Total Bond Market Fund, International Stock Fund, Income Plus Life Strategy Fund, Conservative Life Strategy Fund, Moderate Life Strategy Fund, and Aggressive Life Strategy Fund. These funds and their investment objectives are more fully described in Note 3. Effective July 1, 2000, ten additional investment funds will become available to Plan participants (see Note 8 - Subsequent Events on page 20).

Participants may change their investment selection for future contributions once during a payroll period up to twenty-four times each calendar year. Employees may change the percentage of their compensation that they defer into the Plan up to six times in a calendar year. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but will incur a service fee for each transfer in excess of eight in a calendar year. However, participant balances in the Stable Value Fund may not be transferred directly into the Money Market Fund or Total Bond Market Fund, and if transferred into another fund may not subsequently be transferred to the Money Market Fund or Total Bond Market Fund for three months.

The Plan recordkeeper maintains an account in the name of each participant to which each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds are recorded. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of pretax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers.

The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.

The initial unit value of each fund on the first valuation date was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

At December 31, 1999 and 1998 the number of participants in the Plan were 220,851 and 207,973, respectively.

Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn generally are taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 generally are subject to a penalty tax of 10%.

Consistent with provisions established by the IRS, the Plan's 1999 limit on employee salary deferrals was $10,000. The 1999 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $8,000 or ten percent of eligible compensation.

VESTING:

Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

DISTRIBUTIONS:

A participant who has attained age 59 1/2 may request a cash distribution of all or part of the value of his or her account. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. If the participant retires under the prior IBM Retirement Plan (which was incorporated into the IBM Personal Pension Plan effective July 1, 1999) or becomes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of his or her account in a number of annual cash installments he or she has specified, over a period not to exceed ten years, or to defer distribution until age 70 1/2.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Employees are required to fully use the Plan loan program, described on page 10, before requesting a hardship withdrawal. Only an employee's deferred compensation is eligible for hardship withdrawal; earnings and IBM matching contribution are not eligible for withdrawal. Employees must submit evidence of hardship to Metropolitan Life, who will determine whether the situation qualifies for a hardship withdrawal. A hardship withdrawal is taxed as regular income to the employee and may be subject to the 10% additional tax on early distributions.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is canceled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

LOANS:

Participants may borrow up to one-half of the value of the account balance, not to exceed $50,000. Loans will be granted in $50 increments subject to a minimum loan amount of $500. Participants are limited to two simultaneous outstanding Plan loans. Repayment of a loan shall be made through semi-monthly payroll deductions over a term of one to four years. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25 % above the prime rate. The interest shall be credited to the participant's account as the semi-monthly repayments of principal and interest are made. Interest rates on outstanding loans at December 31, 1999 ranged from 9.00% to 9.75%.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

TERMINATION OF SERVICE:

The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $5,000 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

TERMINATION OF THE PLAN:

IBM reserves the right to terminate this Plan at any time by action of the Committee. In that event, each participant or beneficiary receiving or entitled to receive payments under the Plan would receive the balance of his or her account at such time and in such manner as the Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be nonforfeitable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

VALUATION OF INVESTMENTS:

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested.

Investments in fully benefit responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. Contracts include synthetic investment contracts, whereby individual assets are placed in a trust that the Plan owns and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value. Individual assets of the synthetic contracts are valued at representative quoted market prices. The wrapper is valued as the difference between fair value of the assets and contract value of the investment contract.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME:

Security transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

ADMINISTRATIVE EXPENSES AND INVESTMENT MANAGEMENT FEES:

All administrative costs of the Plan are deducted from participant's account balances. These costs include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, (b) investment management fees which are paid from the assets of the respective funds (excluding the IBM Stock Fund); those fees comprise fixed annual charges and charges based on a percentage of net asset value, and (c) operational expenses required for administration of the Plan consisting of trustee, recordkeeping, participant reports and communications, and service center expenses, which are charged against the fund's assets on a pro rata basis throughout the year.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:

Effective August 1, 1999, the following is applicable to the Small Company Stock Fund and the Stable Value Fund (the "Funds"): Each of the Funds may lend securities held in that Fund to unaffiliated broker-dealers registered under the Securities Exchange Act of 1934, or banks organized in the United States of America. At all times, the borrower must maintain cash or equivalent collateral equal in value to at least 102% of the value of the securities loaned. The primary risk in lending securities is that the borrower may default during a sharp rise in the price of the security that was borrowed. This can result in a deficiency in the collateral posted by the borrower. The Funds will seek to minimize this risk by requiring that the value of the securities that are loaned is computed each day and that additional collateral is furnished each day, if necessary. The addition of the securities lending provision does not change the investment objectives for the Funds.

The objectives of the investment funds to which employees may contribute monies are described below:

MONEY MARKET FUND: - Preservation of principal and liquidity while providing a variable rate of return based on short-term investment yields.

Investments are made in a diversified portfolio of high-quality interest-bearing money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to exceed 182 days. At all times, not less than twenty percent of the assets of the fund must comprise cash, demand obligations and assets that mature on the next business day. State Street Global Advisors manages investments in the Money Market Fund. Before November 1, 1999, Bankers Trust Company managed the fund.

LARGE COMPANY INDEX FUND: - Long term growth of capital with a market rate of return from a diversified group of large-capitalization company common stocks.

This fund invests in a broad range of common stocks designed to produce investment results that approximate the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S&P 500 Index). The S&P 500 Index comprises 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corporation, chooses the stocks to be included in the index on a statistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

Dividends paid on common stocks in the portfolio are reinvested in the fund. The value of a participant's assets in this fund will vary as a result of fluctuations in the applicable common stock prices and dividends paid on those stocks.

The Vanguard Group manages investments in the Large Company Index Fund. Before November 1, 1999, Bankers Trust Company managed the fund.

SMALL COMPANY STOCK FUND: - Long term growth of capital from a diversified group of medium- and small-capitalization company common stocks.

This fund is designed to match the returns of the Russell Special 2500 Index. The Small Company Stock Fund invests in a broad range of common stocks to produce investment results that approximate the price and yield performance of medium- and small-capitalization company common stocks generally not represented in the S&P 500 Index. Dividends paid on common stocks in the portfolio are reinvested in the fund.

The value of a participant's assets invested in this fund will vary as a result of fluctuations in applicable common stock prices and dividends paid on those stocks. State Street Global Advisors manages investments in the Small Company Stock Fund.

IBM STOCK FUND: - Direct investment in IBM common stock, with dividends automatically reinvested in additional shares of IBM common stock.

The trustee will purchase or sell IBM common stock on the open market and will maintain a minimal cash reserve to meet the administrative needs of the fund. The return on the participant's investment will be determined by the market price of IBM common stock, the amount of any dividends paid thereon, and the cash balance necessary to maintain liquidity. At the time a participant elects a withdrawal or distribution, the participant may elect to receive a stock certificate for the underlying IBM common shares plus a cash payment for any fractional shares. If no election is indicated, a cash distribution will be made for the value of the fund withdrawn.

State Street Global Advisors manages investments in the IBM Stock Fund. Before November 1, 1999, Bankers Trust Company managed the fund.

STABLE VALUE FUND (formerly Fixed Income Fund): - Preservation of principal with a relatively stable and predictable rate of interest.

Investments comprise interest-bearing instruments, including corporate and U.S. government securities, bank time deposits, and investment contracts with insurance companies, banks, and other financial institutions.

The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience for the assets or pooled assets that support the contract or on another formula applicable under the contract.

Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. Certain of the investment contracts are held in trusts owned by the Plan, and managed by insurance companies or financial institutions. Such investment contracts provide for return of principal and interest earned, with interest rates being fixed quarterly. The contract value of the investments held in trusts at December 31, 1999 and 1998 was $2,614 million and $2,478 million, respectively, and fair value was $2,536 million and $2,547 million, respectively.

The plan administrators select the various contracts and oversee nine external bond managers who are responsible for the individual portfolios within the Stable Value Fund. Investments are with highly rated institutions and money managers, but there is no guarantee of the return of either principal or interest.

TOTAL BOND MARKET FUND: - The Total Bond Market Fund seeks investment results that modestly exceed the total return of the Lehman Brothers Aggregate Bond Index, a broad market-weighted index comprised of U.S. Treasury and agency securities, investment-grade corporate bonds and mortgage-backed securities, each with maturities exceeding one year. State Street Global Advisors manages investments in the Total Bond Market Fund.

INTERNATIONAL STOCK FUND: - Long-term capital growth with a market rate of return from a diversified group of equity holdings in stock markets of Europe, Asia/Pacific, as well as emerging markets and Canada.

Effective November 1, 1999, the benchmark for the International Stock Fund was changed to the Morgan Stanley Capital International (MSCI) All Country World ex U.S. Index, replacing the MSCI EAFE Index and the MSCI EMF ex Malaysia Index.

The International Stock Fund is designed to broaden and supplement Plan investment options by offering a way to participate in foreign equity markets, while maintaining diversification within and across different asset classes. Dividend income is reinvested in the fund. Foreign equities are subject to price fluctuations including foreign currency exchange fluctuations that affect the dollar value of the fund.

State Street Global Advisors manages the International Stock Fund. Before November 1, 1999, Bankers Trust Company managed the fund.

LIFE STRATEGY FUNDS: The Life Strategy Funds diversify their assets among the following five Plan funds: Large Company Index Fund, Small Company Stock Fund, International Stock Fund, Stable Value Fund, and Total Bond Market Fund. The Life Strategy Funds enable participants to choose from four portfolios of stock, bond and stable value investments, ranging from very conservative to aggressive, to pursue their personal financial goals. The Funds are rebalanced monthly by State Street Global Advisors (before November 1,

1999 by Bankers Trust Company) to the target allocations as the value of the underlying investment funds fluctuate. The Life Strategy Funds are passively managed, that is, the fund managers do not actively select investments, but instead follow investment allocations set by IBM Retirement Fund professionals.

State Street Global Advisors and IBM Retirement Fund professionals manage the underlying core funds. Before November 1, 1999, Bankers Trust Company and IBM Retirement Fund professionals managed the underlying core funds.

The four Life Strategy Funds and their target allocations are as follows:

INCOME PLUS LIFE STRATEGY FUND: - Seeks investment returns that modestly and fairly consistently outpace inflation, with a target allocation of twenty percent stocks and eighty percent stable value/bonds.

Investments in this fund automatically are allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 11%, Small Company Stock Fund - 4%, International Stock Fund - 5%, Stable Value Fund - 75%, and Total Bond Market Fund- 5%.

CONSERVATIVE LIFE STRATEGY FUND: - Seeks to moderately outpace inflation over the long term with a fair measure of consistency, and a target allocation of forty percent stocks and sixty percent stable value/bonds.

Investments in this fund automatically are allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 23%, Small Company Stock Fund - 7%, International Stock Fund - 10%, Stable Value Fund - 50%, and Total Bond Market Fund - 10%.

MODERATE LIFE STRATEGY FUND: - Seeks to provide relatively high returns at a moderate risk level, with a target allocation of sixty percent stocks and forty percent stable value/bonds.

Investments in this fund automatically are allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 34%, Small Company Stock Fund - 11%, International Stock Fund - 15%, Stable Value Fund - 25%, and Total Bond Market Fund- 15%.

AGGRESSIVE LIFE STRATEGY FUND: - Seeks to provide high returns over longer time periods with a target allocation of eighty percent stocks and twenty percent stable value/bonds.

Investments in this fund automatically are allocated among the following four Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 45%, Small Company Stock Fund - 15%, International Stock Fund - 20%, and Total Bond Market Fund - 20%.

NOTE 4 - PLAN TRANSFERS:

The transfers below represent participant account balances attributable to employees transferred to IBM as a result of IBM acquisitions or outsourcing agreements:

During 1999, participant account balances of 841 former employees of AT&T were transferred into the Plan as a result of an outsourcing agreement between IBM and AT&T. Accordingly, there were net transfers into the Plan of cash and securities of $43,360,965 during 1999.

During 1999, participant account balances of 205 former employees of First Chicago NBD were transferred into the Plan as a result of an outsourcing agreement between IBM and First Chicago NBD. Accordingly, there were net transfers into the Plan of cash and securities of $9,353,752 during 1999.

Effective December 2, 1999, participant account balances of 30 former employees of ICI Paints were transferred into the Plan as a result of an outsourcing agreement between IBM and ICI Paints. Accordingly, there were net transfers of cash and securities into the Plan of $2,183,470 during 1999.

Effective October 1, 1999, the 401(k) plan of Lotus Development Corporation, a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash and securities of $322,132,996 during 1999, representing approximately 5,000 participant account balances.

Effective September 10, 1999, the 401(k) plan of CommQuest Technologies, Inc., a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash and securities of $8,611,271 during 1999, representing 232 participant account balances.

Effective August 2, 1999, the 401(k) plan of Transarc Corporation, a wholly-owned subsidiary of IBM, was merged into the Plan. As a result, there were net transfers into the Plan of cash and securities of $18,870,014 during 1999, representing 442 participant account balances.

Effective July 20, 1999 the 401(k) plan of DPI/TFS, Inc. (a wholly-owned subsidiary of IBM that was dissolved March 31, 1999) was merged into the Plan. As a result, there were net transfers into the Plan of cash and securities of $2,248,275 during 1999, representing 85 participant account balances.

Effective May 4, 1999, participant account balances of 48 former employees of CompUSA, Inc. were transferred into the Plan as a result of an outsourcing agreement between IBM and CompUSA, Inc. Accordingly, there were net transfers into the Plan of cash and securities of $568,102 during 1999.

NOTE 5 - TAX STATUS:

The Trust established under the Plan is qualified under the appropriate section of the Internal Revenue Code and the Trustees intend to continue it as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - TDSP INVESTMENT VALUATIONS:

The following schedules summarize the fair value of investments, and the related net appreciation in fair value of investments by type of investment
(dollars in thousands):


                                                         Fair value determined by
                                              ----------------------------------------------
                                              Quoted
                                              market              Estimates
                                              prices              of Trustee           Total
                                              ------              ----------           -----
DECEMBER 31, 1999:

Interest in equity-oriented
 pooled funds                               $12,057,118                               $12,057,118

Interest in short-term investment-
 oriented pooled funds                          851,656                                   851,656

Investment contracts                                             $ 4,093,950            4,093,950

Interest in bond market-oriented
 pooled funds                                   502,977                                   502,977

IBM common stock                              3,446,525                                 3,446,525
                                            -----------          -----------          -----------

            Total                           $16,858,276          $ 4,093,950          $20,952,226
                                            ===========          ===========          ===========

DECEMBER 31, 1998:

Interest in equity-oriented
 pooled funds                               $ 9,893,650                               $ 9,893,650

Interest in short-term investment-
 oriented pooled funds                          721,074                                   721,074

Investment contracts                                             $ 4,004,246            4,004,246

Interest in bond market-oriented
 pooled funds                                   485,806                                   485,806

IBM common stock                              2,026,038                                 2,026,038
                                            -----------          -----------          -----------

            Total                           $13,126,568          $ 4,004,246          $17,130,814
                                            ===========          ===========          ===========

Net appreciation in fair value of investments (dollars in thousands):


                                         For the year ended
                                         December 31, 1999
                                         -----------------
Investments at fair value
determined by quoted market price:

  Interest in pooled funds                  $2,147,220

  IBM common stock                             549,755
                                            ----------
    Total                                   $2,696,975
                                            ==========


NOTE 7 - RELATED PARTY TRANSACTIONS:

At December 31, 1999 a significant portion of the Plan's assets were invested in State Street Global Advisors funds. State Street Global Advisors also acts as the trustee for the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 1998, a majority of the Plan's assets were invested in Bankers Trust Company funds. Bankers Trust Company also acted as the Plan trustee at that time and, therefore, those transactions qualified as party-in-interest. Additionally, the Plan held $204,286,050 and $186,534,495 in investment contracts with Metropolitan Life Insurance Company, the Plan recordkeeper, at December 31, 1999 and December 31, 1998, respectively.

On April 27, 1999, IBM stockholders approved amendments to the Certificate of Incorporation reducing the par value of common shares from $.50 per share to $.20 per share, and granting common stockholders of record at the close of business on May 10, 1999, one additional share for each share held. At December 31, 1999, the Plan held 31,949,242 shares of IBM common stock valued at $3,446,524,481. At December 31, 1998, the Plan held 21,977,364 shares of IBM common stock valued at $2,026,038,244. The number of shares have been adjusted to reflect the two-for-one stock split.

NOTE 8 - SUBSEQUENT EVENTS:

In the Plan newsletter dated April 2000, IBM announced that effective July 1, 2000, the following ten investment funds will be added to the Plan: Inflation Protected Bond Fund, Total Stock Market Index Fund, Equity Income Fund, Vanguard Small-Cap Value Index Fund, Vanguard Small-Cap Growth Index Fund, Vanguard Pacific Index Fund, Vanguard Long-Term Corporate Fund, Vanguard Value Index Fund, Vanguard Growth Index Fund, and Vanguard European Index Fund. In addition, the International Stock Fund will be renamed Total International Stock Market Index Fund and the Small Company Stock Fund will be renamed Small/Mid-Cap Stock Index Fund; their investment objectives and benchmarks remain unchanged. Details of these new Plan offerings including the investment objectives and benchmarks of each of the funds will be communicated to Plan participants before July 1, 2000.

                                   SCHEDULE I
                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                      IBM TAX DEFERRED SAVINGS PLAN 401(K)
       ITEM 27A - ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999


                                                                                                  Fair
                                                                                Total             Value
                                                                             Shares/Units     (In Thousands)
                                                                             ------------     --------------
 INTEREST IN STATE STREET GLOBAL
 ADVISORS AND VANGUARD GROUP
 POOLED FUNDS:

 Discretionary Cash Funds                                                     851,655,954       $    851,656
                                                                             ============       ============

 Equity Index Funds                                                           222,814,356       $ 12,057,118
                                                                             ============       ============

 Bond Index Fund                                                               40,181,871       $    502,977
                                                                             ============       ============

COMMON STOCK:

  IBM Common Stock                                                             31,949,242       $  3,446,525
                                                                             ============       ============

LOANS TO PARTICIPANTS:                                                                          $    315,751
                                                                                                ============





INVESTMENT CONTRACTS:


                                                                                                    Contract
                                                         Maturity               Total                Value
                                              Rate          Date            Shares/units        (In Thousands)
                                              ----        ------            ------------         --------------
CDC Bric
BR 30301                                      7.01%       12/25/02            1,738,973          $     1,739

Combined Insurance Co. of America
GIC 1026                                      7.30%         3/1/00            2,783,724                2,784

CNA Insurance
GP 13078-026                                  6.64%        10/2/00           26,101,655               26,102

CNA Insurance
GP 13078-036                                  6.78%         4/1/03          107,359,928              107,360

Jackson National Insurance Co.
G-1128-1                                      6.75%        10/2/00          113,033,236              113,033


                                                                                                 Contract
                                                      Maturity                  Total              Value
                                            Rate          Date           Shares/units          (In Thousands)
                                            ----        ------           ------------          --------------
John Hancock Life Insurance Co.
GAC #8663                                   6.85%        1/2/02          131,447,474              131,447

John Hancock Life Insurance Co.
GAC #14406                                  6.38%       6/30/09          128,304,746              128,305

John Hancock Life Insurance Co.
GAC #6387                                   6.41%       3/31/00            2,612,504                2,613

John Hancock Life Insurance Co.
GAC #7053                                   5.39%       3/31/00            2,694,362                2,694

Metropolitan Life Insurance Co.
GAC #24650                                  6.75%       10/1/01           50,557,857               50,558

Metropolitan Life Insurance Co.
GAC #24976                                  5.20%        1/2/01           70,595,559               70,596

Metropolitan Life Insurance Co.
GAC #24977                                  5.27%        1/2/02           80,689,609               80,690

Metropolitan Life Insurance Co.
GAC #246649                                 6.64%       3/31/00            2,443,025                2,443

New York Life Insurance Company
GA-30898                                    5.26%        1/2/02          161,355,406              161,355

New York Life Insurance Company
GA-30721                                    6.88%        1/2/03           56,551,305               56,551

Principal Mutual
#4-23271-1                                  6.53%       6/30/00           42,783,850               42,784

Principal Mutual
#4-23271-2                                  7.26%        7/1/01           60,717,573               60,718

Principal Mutual
#4-23271-3                                  6.61%       10/1/01          136,449,892              136,450


                                                                                               Contract
                                                         Maturity            Total              Value
                                            Rate          Date           Shares/units       (In Thousands)
                                            ----         ------          ------------       --------------
Principal Mutual
#4-23271-4                                  6.93%         3/31/03          71,988,415               71,988

Prudential Asset Management Co.
GA-10034 211                                6.07%        12/31/02         135,201,557              135,202

SafeCo
GAC 1                                       6.18%          1/3/00             997,548                  998

Synthetic GIC Global Wrapper :              6.09%    Non-Maturing       2,613,759,000
   Investment Managers:
   --------------------
   Pacific Investment Management                                                                   309,802
   Loomis, Sayles                                                                                  163,268
   State Street Global Advisors                                                                    273,454
   NISA Investment Advisors                                                                        261,171
   Blackrock Financial Management                                                                  292,750
   Prudential Global Advisors                                                                      113,788
   Trust Company of the West                                                                       312,525
   Western Asset Management                                                                        210,302
   Brundage, Story & Rose                                                                           91,978
   NISA Investment Advisors II                                                                     354,563
   Passive Maturing Buy & Hold Assets                                                              230,158
                                                                                                   -------
          Total Wrapper                                                                          2,613,759

Sun America
#4785                                       6.35%       4/1/03             93,781,320               93,781
                                                                                                ----------
                                                                                                $4,093,950
                                                                                                ==========

SCHEDULE II

                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                      IBM TAX DEFERRED SAVINGS PLAN 401(K)
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                DECEMBER 31, 1999
                             (DOLLARS IN THOUSANDS)


                                                                    Cost of          Proceeds         Cost of Assets        Realized
                                                     Volume        Purchases         From Sale           Disposed            Gain
                                                     ------        ---------         ---------           --------            ----
Bankers Trust Discretionary
 Cash Fund
   - Acquisition Transactions                         130          $  263,437                --                  --             --
   - Disposal Transactions                            145                --            $  739,808          $  739,808           --

Bankers Trust Directed Account
 Cash Fund
   - Acquisition Transactions                         417          $2,027,819                --                  --             --
   - Disposal Transactions                            444                --            $2,079,321          $2,079,321           --

International Business Machines
 Corporation Common Stock
   - Acquisition Transactions                         143          $1,665,287                --                  --             --
   - Disposal Transactions                             53                --            $  468,366          $  253,851     $  214,515

Bankers Trust Large
 Capitalization Equity Index Fund
   - Acquisition Transactions                          54          $  661,904                --                  --             --
   - Disposal Transactions                            175                --            $8,155,327          $7,674,830     $  480,497

State Street Short Term
 Investment Fund
   - Acquisition Transactions                         178          $1,310,119                --                  --             --
   - Disposal Transactions                            140                --            $1,341,333          $1,341,333           --

Bankers Trust International Equity
 Index Fund
   - Acquisition Transactions                         102          $  143,075                --                  --             --
   - Disposal Transactions                            127                --            $  980,702          $  749,192     $  231,510

Vanguard Employee Benefits Index Fund
    - Acquisition Transactions                         13          $  893,936                --                  --             --
    - Disposal Transactions                            32                --            $  125,273          $  120,595     $    4,678


  * NOTE: Cumulative transactions involving an amount in excess of 5 percent of the value of plan assets at the beginning of the plan year.